Filed by Publicis Groupe S.A.
                           pursuant to Rule 425 under the Securities Act of 1933

                                             Subject Company:  Bcom3 Group, Inc.
                                                   Commission File No. 333-87600



                           [Publicis Groupe S.A. Logo]




                     SUMMARY TRANSLATION TO THE ADR HOLDERS
                     OF THE MAIN INFORMATION PROVIDED TO THE
                            SHAREHOLDERS OF PUBLICIS


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This document is a summary of the Note d'Operation  (prospectus) approved by the
Commission des Operations de Bourse on May 16, 2002. The entire text of the Note d'Operation is available upon request from Publicis Groupe S.A. (133, avenue des Champs Elysees, 75008 Paris, attention Pierre Benaich, tel. +33 1 44 43 74 11) and is also available on the internet at www.publicis.com.

This summary highlights selected information from the Note d'Operation and has been prepared for the attention of the holders of Publicis ADR only in connection with the extraordinary Publicis shareholders meeting to be held on June 18, 2002. This summary has been prepared solely for the convenience of the Publicis ADR holders and may not be used or relied upon by any other persons or for any other purpose. Publicis expressly disclaims any responsibility on the grounds that any information contained in this summary is not complete or correct. You are encouraged to read in full the Note d'Operation (prospectus) which constitutes the legal document required under the laws of France in connection with the Publicis Extraordinary Shareholders Meeting.

For detailed information about the Publicis/Bcom3 merger, please see French prospectus number 02-564 filed with the French Commission des Operations de Bourse on May 16, 2002, available from Publicis (133, avenue des Champs Elysees, 75008 Paris, attention Pierre Benaich, tel. +33 1 44 43 74 11) and on the internet at www.publicis.com.


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                                TABLE OF CONTENT


1.     DESCRIPTION OF THE MERGER...............................................3
       1.1    DESCRIPTION OF THE TRANSACTION...................................3
       1.2    THE PUBLICIS/BCOM3 MERGER........................................3
       1.3    PUBLICIS/BCOM3 MERGER CONSIDERATION..............................4
       1.4    TRANSFER RESTRICTIONS ON PUBLICIS SECURITIES ISSUED IN
              CONNECTION WITH THE PUBLICIS/BCOM3 MERGER........................5
              1.4.1  Transfer Restrictions Applicable to Former Class A
                     Stockholders..............................................5
              1.4.2  Transfer Restrictions Applicable to Dentsu................6
       1.5    OTHER INFORMATION RELATED TO THE PUBLICIS/BCOM3 MERGER -
              RECOMMENDATION BY THE BOARDS - SHAREHOLDERS MEETING..............6
       1.6    CONDITIONS TO COMPLETION OF THE PUBLICIS/BCOM3 MERGER............6
              1.6.1  Conditions to Each Party's Obligations to effect the
                     Publicis/Bcom3 Merger.....................................6
              1.6.2  Conditions to the Obligations of Publicis.................7
              1.6.3  Conditions to the Obligations of Bcom3....................7
       1.7    TERMINATION OF THE PUBLICIS/BCOM3 MERGER AGREEMENT...............8
       1.8    TERMINATION FEE..................................................8
       1.9    SHAREHOLDERS AGREEMENTS..........................................9
              1.9.1  Shareholders' Agreement between Publicis and Dentsu.......9
              1.9.2  Shareholders' Agreement between Elisabeth Badinter
                     and Dentsu...............................................10
       1.10   ALLIANCE AGREEMENT BETWEEN PUBLICIS AND DENTSU..................12
       1.11   INDEMNIFICATION.................................................12

2.     KEY INFORMATION ON THE MERGER..........................................14
       2.1    RATIONALE OF THE MERGER.........................................14
       2.2    INDEPENDENT APPRAISERS' OPINION.................................17

3.     CONSEQUENCES OF THE MERGER FOR PUBLICIS SHAREHOLDERS...................19
       3.1    PRO-FORMA SHAREHOLDING..........................................19
       3.2    PUBLICIS PROFORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION..21
              3.2.1  Unaudited Pro Forma Condensed Consolidated Balance Sheet
                     as of  December 31, 2001.................................21
              3.2.2  Unaudited Pro Forma Condensed Consolidated Income
                     Statement for the year ended December 31, 2001...........22
              3.2.3  NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION.......23

4.     DESCRIPTION OF PUBLICIS EQUITY ISSUE...................................27

5.     DESCRIPTION OF ORAS....................................................29

6.     DESCRIPTION OF OBSAS...................................................34

7.     DESCRIPTION OF PUBLICIS................................................39

8.     DESCRIPTION OF BCOM3...................................................40


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1.     DESCRIPTION OF THE MERGER


1.1    DESCRIPTION OF THE TRANSACTION


       On March 7, 2002, Publicis, Philadelphia Merger Corp. and Philadelphia Merger LLC, both Delaware corporations and newly formed wholly-owned subsidiaries of Publicis, and Bcom3 entered into an Agreement and Plan of Merger (the "Publicis/Bcom3 merger agreement") providing for the merger of Bcom3 with and into Philadelphia Merger Corp. (the "Publicis/Bcom3 merger"). Upon the closing of the Publicis/Bcom3 merger, Bcom3 will cease to exist and Philadelphia Merger Corp. will be the surviving corporation.

       Bcom3 is a corporation organized under the laws of Delaware. Its share capital is currently held by Class A shareholders (78.1%) who are former or present employees of Bcom3, and by one Class B shareholder, Dentsu Inc., a Japanese corporation ("Dentsu"), which holds 21.9% of Bcom3's share capital.

       As a first step to the Publicis/Bcom3 merger, on March 7, 2002, Bcom3, Boston Three Corporation, a wholly owned subsidiary of Bcom3, and Dentsu entered into a merger agreement. Pursuant to this merger agreement, Boston Three Corporation will merge with and into Bcom3 and Dentsu will pay approximately $498.7 million in cash to the holders of Bcom3 Class A common stock (the "first step merger"). Upon completion of this first step merger, Dentsu will own approximately 7,134,601 shares of Class B common stock, and Class A common stockholders will collectively own approximately 12,440,075 shares of Class A common stock. It is expected that the first step merger will occur immediately prior the Publicis/Bcom3 merger.

1.2    THE PUBLICIS/BCOM3 MERGER

       o At the closing of the Publicis/Bcom3 merger, Bcom3 will merge with and into Philadelphia Merger Corp., and Publicis will issue 56,250,000 new ordinary shares, 1,562,500 obligations remboursables en actions nouvelles ou existantes ("ORAs") and 2,812,500 obligations a bons de souscription d'actions ("OBSAs"), which consist of notes with detachable warrants as described in more detail under "1.3 Publicis/Bcom3 Merger Consideration." For a description of these securities see sections 4, 5 and 6 below.

       o Approximately 6,827,985 ordinary shares to be issued in the Publicis/Bcom3 merger will be subject to a special arrangement providing for the separation of the bare legal title (i.e. voting rights) and the usufruct interest. For a period of two years following the closing date of the Publicis/Bcom3 merger, Class A stockholders will obtain the right to receive the usufruct interest in such shares, while Dentsu will obtain the right to receive the bare legal title in these shares.

       o Upon the closing of the Publicis/Bcom3 merger, the warrants that form part of the OBSAs will be detached from the OBSAs and will be distributed to the Bcom3 stockholders as part of the merger consideration. With regard to the debt portion of the OBSAs (also referred to herein as the "notes"), Bcom3 will appoint a marketing agent to sell the notes and to distribute the net proceeds from such sale (net of fees


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              and expenses of the sale and the cash to be used to pay out to the outstanding Bcom3 stock options in connection with the merger) to the former Bcom3 stockholders.

       o Upon the closing of the Publicis/Bcom3 merger, Dentsu will hold approximately 15% of the voting rights of Publicis and will be one of Publicis's major shareholders.

              As part of the Publicis/Bcom3 merger, Dentsu will enter into the following agreements:

              -      a shareholders  agreement  with Publicis;
              -      a shareholders agreement with Ms. Elisabeth Badinter;
              -      an alliance agreement with Publicis.

1.3    PUBLICIS/BCOM3 MERGER CONSIDERATION

       Upon completion of the Publicis/Bcom3 merger, each share of Class A common stock of Bcom3 will be converted into the right to receive:

       -      1.666464  Publicis  ordinary  shares,  which are  described  under
              Section 5 "Description of Publicis  Equity Issue";
       - the usufruct interest (usufruit) in 0.548870 additional Publicis ordinary shares, together with the right to receive bare legal title to these shares on the second anniversary of the closing date of the Publicis/Bcom3 merger;
       -      0.098108 ORAs; and
       - 1.765944 warrants (detached from the OBSAs) to purchase Publicis ordinary shares (each warrant is exercisable for one Publicis ordinary share), as well as the net cash proceeds from the sale of
              0.1765944 notes detached from the OBSAs.

       Each share of Class B common stock of Bcom3 outstanding after the consummation of the first step merger (all of which is and will be held by Dentsu) will be converted into the right to receive:

       -      4.021399 Publicis ordinary shares;
       - bare legal title (nue-propriete) to 0.957024 additional Publicis ordinary shares until the second anniversary of the closing date of the Publicis/Bcom3 merger;
       -      0.047940 ORAs; and
       - 0.862911 warrants (detached from the OBSAs) to purchase Publicis ordinary shares (each warrant is exercisable for one Publicis ordinary share), as well as the net cash proceeds from the sale of
              0.0862911 notes detached from the OBSAs.


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1.4    TRANSFER  RESTRICTIONS ON PUBLICIS  SECURITIES ISSUED IN CONNECTION WITH
       THE PUBLICIS/BCOM3 MERGER

1.4.1  TRANSFER RESTRICTIONS APPLICABLE TO FORMER CLASS A STOCKHOLDERS


       o      The  Publicis  ordinary  shares,  usufruct  interests,   ORAs  and
              warrants   to  be   issued   to  Class  A   stockholders   in  the
              Publicis/Bcom3  merger will  become  transferable  as  follows:

              o tranches of 25% of the total number of Publicis ordinary shares and usufruct interests in Publicis ordinary shares issued to Class A stockholders will become transferable at the end of each of the 6-,12-,18- and 24-month periods following the closing of the Publicis/Bcom3 merger (Publicis ordinary shares will become transferable first, then the usufructs will become transferable after the 24th month);

              o tranches of 25% of the total number of ORAs issued to Class A stockholders will become transferable at the end of each of the 30-, 36-, 42- and 48-month periods following the closing of the Publicis/Bcom3 merger; and

              o tranches of 25% of the total number of warrants issued to all former Class A stockholders will become transferable at the end of each of the 30-,36-,42-and 48-month periods following the effective time of the Publicis/Bcom3 merger.

       o Any sale by a former Class A stockholder of Publicis securities in the public market after expiration of the applicable lock-up periods described above will need to comply with orderly marketing procedures. This will involve the use of a polling agent to determine the selling interest of Bcom3 stockholders on a monthly basis. If the total amount of securities requested to be sold on the public markets in any month represents an equivalent of less than 1.4 million ordinary shares, these securities may be freely sold on the public markets by the Class A stockholders during that period. Otherwise the sale will be made through a process managed by investment banks.

              o If an "active public market" exists for the ORAs and warrants that the Class A stockholders are willing to sell, Publicis has a right of first refusal to purchase, in whole or in part, any ORAs or warrants at the official closing price of the security on Euronext on the date the right of first refusal is exercised, subject to any minimum sales price indicated by each stockholder.

              o If no "active public market" exists for the ORAs and warrants that the Class A stockholders are willing to sell, Publicis will have the right to make an offer to the former Class A Stockholders to purchase their ORAs and warrants at a specified price. If a stockholder does not accept Publicis's offer, he or she may sell the securities subject to such offer provided that the stockholder sells such securities in compliance with the above terms, at a higher price than Publicis's offer.

              o These orderly marketing procedures will cease to apply to the ordinary shares on the 30-month anniversary of the closing date of the mergers and to the


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                     ORAs  and  warrants  on  the  54-month  anniversary  of the closing date of the mergers.

1.4.2  TRANSFER RESTRICTIONS APPLICABLE TO DENTSU


       For a description of the transfer restrictions applicable to the Publicis ordinary shares and other Publicis securities to be received by Dentsu in the Publicis/Bcom3 merger, see paragraph 1.9.

1.5 OTHER INFORMATION RELATED TO THE PUBLICIS/BCOM3 MERGER - RECOMMENDATION BY THE BOARDS - SHAREHOLDERS MEETING


       Each of the Management Board and Supervisory Board of Publicis unanimously approved the Publicis/Bcom3 merger agreement and Publicis/Bcom3 merger and recommends that the Publicis shareholders vote in favor of the Publicis/Bcom3 merger agreement. Bcom3's board of directors agreed to call and hold a meeting of its shareholders as promptly as practicable for the purpose of voting upon the Publicis/Bcom3 merger agreement and the transactions contemplated thereby. Publicis and Bcom3 will use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of the Publicis/Bcom3 merger agreements and approval of the first step merger and the Publicis/Bcom3 merger, and related matters.


1.6    CONDITIONS TO COMPLETION OF THE PUBLICIS/BCOM3 MERGER

       The closing of the Publicis/Bcom3 merger will take place as soon as practicable, but in any event within three business days after the satisfaction or waiver of the closing conditions described below.

1.6.1  CONDITIONS TO EACH PARTY'S OBLIGATIONS TO EFFECT THE PUBLICIS/BCOM3
       MERGER


       The obligations of each party to complete the Publicis/Bcom3 merger are subject to the satisfaction or waiver of various conditions including:

       o the United States registration statement of which the proxy statement forms a part has been declared effective by the Securities and Exchange Commission (the "SEC") under the United States Securities Act of 1933, as amended (the "Securities Act") and no stop order suspending the effectiveness of the registration statement has been issued and no proceeding for that purpose has been initiated by the SEC;

       o      Bcom3 and  Publicis  stockholder  approval  of the  Publicis/Bcom3
              merger  and   related   resolutions   submitted   the   respective
              stockholders has been obtained;

       o no governmental entity or court has issued any law, judgment or order which would make the merger illegal or otherwise prohibit the completion of the transaction;

       o antitrust and other regulatory approvals have been obtained, except for such approvals the failure of which to obtain should not have, and could not reasonably be expected to have, a material adverse effect; and


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       o      the first step  merger has been  completed  on  substantially  the terms set forth in the first step merger agreement.

1.6.2  CONDITIONS TO THE OBLIGATIONS OF PUBLICIS

       The obligations of Publicis and Philadelphia Merger Corp. to complete the Publicis/Bcom3 merger are subject to the satisfaction or waiver of additional conditions, including:

       o the representations and warranties of Bcom3 contained in the Publicis/Bcom3 merger agreement are true and correct as of the effective time, except where the failure to be so true and correct (without giving effect to any qualification as to "materiality" or "material adverse effect" set forth therein) would not have or could not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Bcom3;

       o material compliance by Bcom3 with its obligations under the Publicis/Bcom3 merger agreement on or prior to the effective time, except where the failure to so comply would not have or could not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Bcom3; and

       o the holders of not more than 5% of outstanding Bcom3 common stock having exercised their appraisal rights under Delaware law.

       o receipt by Publicis and Bcom3 of the opinion of Kirkland & Ellis, dated as of the date of the Publicis/Bcom3 merger agreement and the closing date of the mergers, relating to specific matters associated with the stock purchase agreements between Bcom3 and its Class A stockholders and the ownership of Bcom3 common stock by the persons who entered into the stock purchase agreements.

1.6.3  CONDITIONS TO THE OBLIGATIONS OF BCOM3

       The obligations of Bcom3 to complete the Publicis/Bcom3 merger are subject to the satisfaction or waiver of the additional conditions, including:

       o the representations and warranties of Publicis and Philadelphia Merger Corp. contained in the Publicis/Bcom3 merger agreement are true and correct as of the effective time, except where the failure to be so true and correct (without giving effect to any qualification as to "materiality" or "material adverse effect" set forth therein) would not have or could not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Publicis; and

       o material compliance by Publicis and Philadelphia Merger Corp. with their obligations under the Publicis/Bcom3 merger agreement on or prior to the effective time, except where the failure to so comply would not have or could not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Publicis.

       o receipt by Bcom3 of the opinion of Kirkland & Ellis, dated as of the closing date of the Publicis/Bcom3 merger, to the effect that for U.S. federal income tax purposes the Publicis/Bcom3 merger will qualify as a reorganization within the meaning of Section
              368(a) of the U.S. Internal Revenue Code(the "Code"); and each transfer of property to Publicis by a Bcom3 stockholder pursuant to the Publicis/Bcom3 merger will not be subject to Section 367(a)(1) of the Code.


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1.7    TERMINATION OF THE PUBLICIS/BCOM3 MERGER AGREEMENT

       The Publicis/Bcom3 merger agreement may be terminated and the Publicis/Bcom3 merger and the other transactions contemplated by the Publicis/Bcom3 merger agreement may be abandoned at any time prior to the effective time of the Publicis/Bcom3 merger, notwithstanding any requisite approval of the Publicis/Bcom3 merger agreement and the other transactions contemplated by the Publicis/Bcom3 merger agreement:

       o      by mutual written consent of Bcom3 and Publicis;

       o      by either Bcom3 or Publicis if:
              - the Publicis/Bcom3 merger has not been completed by September 7, 2002, which is the outside date; provided, however, that if (1) the Publicis/Bcom3 merger has not been completed by that date because any governmental orders and consents, including antitrust approvals, have not been obtained; and (2) all other conditions have been satisfied or waived or are capable of being satisfied, this outside date will be extended to December 7, 2002;
              - if there is an order that is final and nonappealable preventing the completion of the Publicis/Bcom3 merger;
              - the stockholders of Bcom3 fail to approve the Publicis/Bcom3 merger agreement at the Bcom3 special stockholder meeting;
              - the shareholders of Publicis fail to approve the Publicis proposals at the Publicis extraordinary shareholder meeting; or
              - upon a breach of any material representation, warranty, covenant or agreement of Publicis or Bcom3, as the case may be, under the Publicis/Bcom3 merger agreement.
              - if Publicis' or Bcom3 board(s), as the case may be, (1) withdraws, modifies or changes its recommendation of the Publicis/Bcom3 merger agreement or the transactions contemplated by the Publicis/Bcom3 merger agreement; (2) shall have recommended to the shareholders of Publicis a competing transaction or shall have resolved to do so; or
                     (3) a tender offer or exchange offer for 50% or more of the outstanding shares of capital stock of either Publicis or (Bcom3) is commenced, and the board(s) of Publicis (or Bcom3) fails to recommend against acceptance of such tender offer or exchange offer by its shareholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders).

1.8    TERMINATION FEE

       Publicis or Bcom3, as the case may be, will be required to pay the other party a termination fee of $90 million under certain circumstances, including:

       - Publicis or Bcom3, as the case may be, terminates the Publicis/Bcom3 merger agreement because (1) the Bcom3 board or one of the Publicis boards, as the case may be, withdraws, modifies or changes its recommendation of the Publicis/Bcom3 merger agreement or the transactions contemplated by the Publicis/Bcom3 merger agreement in a manner adverse to Publicis or Bcom3, as the case may be; or (2) theBcom3 board or one of the Publicis boards, as the case may be, shall have recommended to its stockholders a competing transaction or shall have resolved to do so; or (3) a tender offer or exchange offer for 50% or more of the outstanding shares of capital stock of Bcom3 or Publicis, as the case may be, is commenced, and


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              the concerned board fails to recommend against  acceptance of such tender offer or exchange offer by its stockholders.;

       - (1) Publicis or Bcom3 terminates the Publicis/Bcom3 merger agreement due to the failure of the Bcom3 stockholders, or the Publicis stockholders, as the case may be, to approve the Publicis/Bcom3 merger agreement, (2) prior to the time the Publicis or Bcom3 stockholders fail to approve the Publicis/Bcom3 merger agreement there has been made a proposal for a competing transaction with respect to Bcom3 or Publicis, as the case may be, and (3) within 12 months of the termination of the Publicis/Bcom3 merger agreement Bcom3 or Publicis, as the case may be, enters into an agreement with respect to a competing transaction; or

       - (1) Publicis or Bcom3 terminates the Publicis/Bcom3 merger agreement because the Publicis/Bcom3 merger has not occurred on or before applicable outside date (see 1.7 above) and (2) on or before the applicable outside date there has been made a proposal for a competing transaction with respect to Bcom3 or Publicis, as the case may be, and within 12 months of the termination of the Publicis/Bcom3 merger agreement Bcom3 or Publicis, as the case may be, enters into an agreement with respect to a competing transaction.



1.9    SHAREHOLDERS AGREEMENTS

       In connection with the Publicis/Bcom3 merger, Dentsu will enter into a shareholders agreement and an alliance agreement with Publicis, and into a shareholders agreement with Madame Elisabeth Badinter.

1.9.1  SHAREHOLDERS' AGREEMENT BETWEEN PUBLICIS AND DENTSU


       o So long as Dentsu owns directly or indirectly not less than 10% of the outstanding ordinary shares of Publicis, Dentsu will be represented by two members on the Publicis Supervisory Board . If the size of the Supervisory Board is increased, the number of members that Dentsu may appoint will be increased so that Dentsu will be entitled to appoint a number of members of the Supervisory Board that is proportionate to its voting power in Publicis.

       o Until July 1, 2012, Dentsu will be subject to a "standstill" limiting its ownership of Publicis shares to the number of shares that entitles it to 15% of the voting power of Publicis.

       o Dentsu will be entitled to buy Publicis ordinary shares on the open market to the extent it has not been given by Publicis the opportunity to keep its level of voting power at 15% through the exercise of preemptive rights.

       o Until July 1, 2012, Dentsu will be prohibited from transferring any ordinary shares of Publicis owned by it. In the case of a public tender offer on Publicis securities, Publicis will ensure that the applicable French securities exchange rules (including the COB's regulations on public tender offers) are complied with, including in connection with the restrictions on transfers set forth above. The term of the shareholders' agreement will expire on July 1,2012, unless it is renewed for an


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              additional term of 10 years by agreement of Dentsu and Publicis.

       o The shareholders' agreement is governed by French law. The competent jurisdiction in case of dispute shall be an arbitration court following the London Court of International Arbitration rules.


1.9.2  SHAREHOLDERS' AGREEMENT BETWEEN ELISABETH BADINTER AND DENTSU

       o Dentsu will vote and cause its representatives on the Publicis Supervisory Board to vote :

              -      to elect Ms.  Badinter  (or any  person  designated  by Ms.
                     Badinter) chairperson of the Supervisory Board, and to maintain her or such person in office;
              - elect to the Supervisory Board and maintain in office such persons designated by Ms. Badinter;
              - in favor of appointments of or changes in the members of management (including the directoire) of Publicis proposed by Ms. Badinter, provided that Ms. Badinter will have consulted Dentsu on such appointments or changes.

       o A special committee of the Supervisory Board will be created consisting of members appointed by Ms. Badinter and members appointed by Dentsu, provided that Mrs. Badinter will appoint a majority of the members of the special committee. The special committee will examine all strategic decisions and determine the vote on matters on which Dentsu has agreed to vote as directed by Mrs. Badinter.

       o So long as Dentsu owns not less than 10% of the outstanding ordinary shares of Publicis, Ms. Badinter and Somarel will vote, and Ms. Badinter will cause Somarel to vote, the Publicis ordinary shares they then own to elect and maintain in office two members of the Supervisory Board chosen from among candidates designated by Dentsu. If the size of the Supervisory Board is increased, the number of members that Dentsu may appoint will be increased so that Dentsu will be entitled to appoint a number of members of the Supervisory Board that is proportionate to its voting power in Publicis.

       o After due consultation between Dentsu and Mrs. Badinter, Dentsu will vote its Publicis ordinary shares as directed by Ms. Badinter on the following matters:

              - decisions to amend Publicis's charter to change Publicis's name or headquarters, the number of members of the Supervisory Board or the Management Board (directoire ), the duration of the terms in office of any such members, and the number of qualifying Publicis ordinary shares required to be owned by any such member;

              - any merger, consolidation or similar business combination of Publicis with or into any other company as a result of which the shareholders of Publicis immediately prior to such business combination will have a majority of the outstanding votes and common equity interest of the surviving entity in such business combination, provided that Dentsu will vote in any event its Publicis ordinary shares as directed by Ms. Badinter with respect to any merger of Somarel and/or the management companies holding certain Somarel shares, with and into Publicis;

              - declaration of dividends, so long as Ms. Badinter directs Dentsu to vote in favor of reasonable dividends that do not exceed 40% of Publicis's distributable profits for the applicable fiscal year;
              - capital increases of less than 10% of the share capital or the voting rights of Publicis where Dentsu is entitled to subscribe by using preemptive rights, provided that the capital increases with respect to which Mrs. Badinter may direct Dentsu will not exceed in the aggregate 10% of the capital of Publicis as constituted on March 7, 2002; and

              -      reductions  of share  capital of  Publicis  resulting  from
                     cancellation  of  shares   pursuant  to  Publicis's   stock
                     repurchase program.

       o After due consultation between Dentsu and Mrs. Badinter, Dentsu will vote its Publicis ordinary shares as it will determine on each of the following:

              - decisions to issue securities giving right to more than 10% of the share capital or of the voting rights of Publicis;

              -      rights   offerings   without  right  to  subscribe  to,  or
                     participate in, such offering;

              -      reserved capital increases to identified parties;

              - public offers by Publicis of its securities with suppression of the preferential rights of existing shareholders to subscribe, unless Dentsu has the right to participate in such offer in proportion to its ownership of Publicis;

              -      decisions  to  contribute  or  transfer  assets  to a third
                     party,   to  the  extent  such   decision  is  put  to  the
                     shareholders; and


              -      decisions   to  approve  any  related   party   transaction
                     involving Mrs. Badinter or Dentsu or any other affiliate of Publicis.

       o Dentsu will also vote at the Publicis shareholders meeting in favor of the acceptance of the annual accounts, provided that (1) the members of the Supervisory Board appointed by Dentsu shall have been heard by Publicis's audit committee, (2) the statutory auditors of Publicis (Commissaires aux Comptes) present accounts certified by them, (3) any objections to such accounts raised by the members of the Supervisory Board appointed by Dentsu before the audit committee are considered by such statutory auditors and answered by them, and (4) such statutory auditors maintain their certification of such accounts.

       o Until July 12, 2012, Dentsu will not pledge or transfer Publicis ordinary shares owned by Dentsu to any third party, except to comply with Dentsu's obligations set forth below. In the case of a public tender offer on Publicis securities, Publicis will ensure that the applicable French securities exchange rules (including the COB's regulations on public tend offers) are complied with, including in connection with the transfer restrictions set forth above.

       o From July 12, 2012, Dentsu may transfer all or any portion of the Publicis ordinary shares held by it without restriction, except that Mrs. Badinter will have a right of first refusal if Dentsu wishes to sell any Publicis ordinary shares after an offer from a third party, and a right of first offer if Dentsu wishes to sell in the public market or in an organized selling effort such as to an underwriter.

       o Until July 12, 2012, Dentsu will be prohibited from owning, alone or in concert, at any time more than a number of Publicis ordinary shares that entitles it to 15% of the voting power of Publicis. Dentsu will not be deemed to have violated the foregoing prohibition if Dentsu inadvertently or unintentionally exceeds the 15% level.

       o Dentsu will not enter into any agreement concerning the direction and management of Publicis with any third party without the written permission of Ms. Badinter.

              Without Dentsu's written permission, Ms. Badinter will not enter into any agreement concerning the direction and management of Publicis with any third party that would result in Dentsu's being required to join in making a tender offer for Publicis. In case of a violation by Mrs. Badinter of this provision, Dentsu may terminate the memorandum of understanding and the shareholders agreement.

       o Mrs. Badinter will use her best efforts to ensure that Dentsu will be protected against any dilution from a capital increase of Publicis in cash to which Dentsu is not entitled to subscribe by using preemptive rights.

       o The term of the shareholders agreement will be 12 years, subject to renewal upon mutual agreement of the parties. The competent jurisdiction in case of dispute shall be an arbitration court following the London Court of International Arbitration rules.

1.10   ALLIANCE AGREEMENT BETWEEN PUBLICIS AND DENTSU

       o Publicis and Dentsu entered into memorandum of understanding on March 7, 2002 providing for the terms and conditions of a global strategic alliance between Publicis and Dentsu for a 20-year term.

       o Each party agreed to coordinate the relations of their respective networks and geographical cooperation of their international activities.

       o      Publicis  companies  will,  when  requested  by Dentsu,  represent
              Dentsu and its clients, in the Americas, Central, Eastern and Western Europe and Australia and New Zealand. Dentsu will consolidate its existing business with the operations of the Publicis group in Europe and the Americas, on mutually acceptable terms and conditions.

       o Dentsu will agree to consult with Publicis before making any investments, initiating joint ventures or new ventures in Australia, Central, Eastern and Western Europe, and the Americas.

       o Publicis will not partner with any counterpart in Japan other than with Dentsu.

       o Dentsu and Publicis will agree to the mutual development of a global media alliance on terms satisfactory to them respectively.


1.11   INDEMNIFICATION

       Publicis   and  Bcom3  have   agreed   that  after  the  closing  of  the
       Publicis/Bcom3 merger, Publicis and Philadelphia Merger Corp., will indemnify and hold harmless to the fullest extent of the law:

       o      each present and former director and officer of Bcom3; and

       o each person who served at the request of Bcom3 or any of its subsidiaries as a director, officer, employee, trustee, partner, fiduciary or agent etc.;

       against all costs and expenses judgements, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to any action or omission in their capacities as officers or directors, in each case occurring at or before the closing of the Publicis/Bcom3.

       Publicis also will cause to be maintained Bcom3's existing directors' and officers' liability insurance policy, or a substitute policy reasonably satisfactory to the indemnified parties with at least the same coverage containing terms and conditions that are no less advantageous, which insures the indemnified parties for any losses arising out of facts or events that occurred at or prior to the closing of the Publicis/Bcom3 merger for not less than six years after this effective time; provided that the aggregate annual premium for maintaining this insurance during the six-year period does not exceed approximately 250% of the current aggregate annual premium paid by Bcom3 (which is currently approximately $440,000).

2.     KEY INFORMATION ON THE MERGER

2.1    RATIONALE OF THE MERGER

       The  merger  between   Publicis  and  Bcom3  will  create  a  new  global
       communications group:

       o Publicis will become the world's 4th largest communications group with revenues of (euro)4.6bn and more than 38,000 employees;

       o Publicis will become the second largest media counsel and buying group with billings of $36bn or (euro)40bn.

       Upon completion of the Publicis/Bcom3 merger, Publicis will be part of the top tier communications groups.

       The alliance agreement that Publicis will enter into with Dentsu, Japan's leading advertising group, upon completion of the merger, will give Publicis the capability to bring its clients a comprehensive geographic coverage.

       GEOGRAPHIC COVERAGE

       Publicis will be present in 102 countries, 182 cities and 5 continents. North America will represent 49% of the pro forma combined revenue (vs. 43% before), Europe 37% (vs. 45% before), Asia-Pacific 9% (vs. 7% before) and the rest of the world 5% (vs. 5% before).

       o Publicis's geographic mix will become more balanced and consistent with worldwide advertising expenditures; and

       o Publicis will strengthen its position in North America, the world's leading market in terms of advertising expenditures, and will achieve critical mass in emerging markets (Asia-Pacific and Latin America).


       SERVICE OFFERING

       The merger will allow Publicis to provide a comprehensive service offering with 38% of its revenues in specialized agencies and marketing services, or SAMS, vs. 34% before the merger.

       Publicis's objective is to achieve 45% of its revenue in SAMS.

       Post-merger, Publicis will have the following leading brands:

       o Advertising (Publicis, Saatchi & Saatchi, Leo Burnett, D'Arcy, and Fallon);

       o Media counsel and buying (Zenithmedia, Optimedia International and Starcom Mediavest Group);

       o SAMS (Nelson Communications, Medicus, Publicis Consultants, MS&L, Pangea, S&S Conill Advertising, Burrell and Publicis-Sanchez & Levitan).

       Publicis's brands, through autonomous management and maintenance of separate identities, will manage their own accounts. This allows the brands to effectively manage conflicts, and to strategically position themselves to face the on-going consolidation in the communications industry.


       ADVERTISING

       Through its four global networks, Publicis will have an unchallenged geographic coverage in advertising (n(degree)1 in Europe, n(degree)3 in the US and leadership in Japan and Asia through the global partnership agreement with Dentsu).

       Post-merger, Publicis will have a strong and complementary advertising client portfolio notably in the following industries:

       o      Consumer products;

       o      Automotive & industry;

       o      Pharmaceuticals; and

       o      Financial services.


       SPECIALIZED COMMUNICATIONS

       The merger will create an enhanced growth platform in specialized communications:

       o The combination of Nelson Communications and Medicus will create a new leader in healthcare communications with combined revenues of over (euro)200m;

       o The new group will benefit from an extensive geographic network in corporate communications; and

       o Publicis will become a key player in ethnic communications with Burrell Communications (#3 in the US) and Bromley (#5 in the US).


       SYNERGIES

       The merger will allow the new group to create synergies through:

       o      Profitability enhancement of Bcom3;

       o Merger of corporate functions: finance, information technology, human resources, legal, administration and corporate affairs; and

       o      Possible extension of the "Shared Services Unit Model."

       Publicis expects that the merger will allow it to achieve by 2003, subject to general economic and advertising market conditions, EBITDA and EBIT margins of approximately 18% and 15%, respectively.

       STRATEGIC PARTNERSHIP

       The global partnership agreement will allow Dentsu and Publicis to leverage on each other's capabilities:

       o Dentsu will offer privileged access for Publicis's clients in Japan; and

       o Publicis will offer privileged access for Dentsu's clients to Publicis's four networks outside Japan.

       Moreover,   the  global   partnership  will  provide  joint   development
       opportunities in media counsel and buying and in new sectors such as sports marketing in which Dentsu has a leadership position.

       Upon completion of the merger, Dentsu will become a large and stable shareholder of Publicis in addition to Elisabeth Badinter.


       GOVERNANCE

       Publicis's Management and Supervisory Boards will be enlarged in order to admit new members:

       o Supervisory Board ("Conseil de Surveillance"): MM. Yutaka Narita (President of Dentsu) and Fumio Oshima (Senior Managing Director of Dentsu);

       o      Management Board ("Directoire"): M. Roger Haupt (CEO of Bcom3).

       Roger Haupt will be appointed Chief Operating Officer of Publicis Groupe S.A. and Chairman of Publicis in the U.S.

       Bcom3 has entered into a voting agreement with Madame Elisabeth Badinter and Societe Anonyme Somarel (each of whom is a holder of Publicis ordinary shares), under which these Publicis shareholders have agreed to vote their Publicis ordinary shares in favor of the Publicis / Bcom3 merger.

       Publicis and Philadelphia Merger Corp. have entered into voting agreements with each of Roy J. Bostock, Craig D. Brown, Richard B. Fizdale and Roger A. Haupt (each of these individuals is currently a member of Bcom3's board of directors) and Dentsu, under which these Bcom3 stockholders have agreed to vote their Bcom3 common shares in favor of the Publicis / Bcom3 merger.

2.2    INDEPENDENT APPRAISERS' OPINION

       The Supervisory Board of Publicis appointed Jean-Charles de Lasteyrie and Didier Kling as independent appraisers to assess the fairness of the merger, from a financial point of view, to the shareholders of Publicis. A translation of the conclusion of their opinion is presented below. The official text of their opinion is presented in French in the Note d'Operation.

       "In conclusion to our work, we observe that:

       o The intrinsic value of BCOM3, determined in accordance with the three methodologies described above (selected comparable company analysis, selected comparable transaction analysis and discounted cash flow analysis), can be compared with the value of the PUBLICIS securities issued in consideration therefor in the following manner (in millions euros):


              VALUE OF BCOM3:

              Comparable public companies           3,400 - 4,000

              Selected comparable transactions                     4,300 - 5,000

              DCF                                            3,700 - 4,300

              VALUE OF CONSIDERATION                     3,400 - 4,300



       We notice that the value of the merger consideration is consistent with Bcom3 intrinsic value, leaving aside the selected comparable transaction analysis, the relevance of which is limited.

       o On the basis of the consideration offered to Bcom3 stockholders, the implied equity contribution to the combined entity is approximately 55% (PUBLICIS) to 45% (BCOM3).
              The relative equity contribution compares to the contribution analyses based on Publicis's and Bcom3's financial statements as follows:

              -      in terms of revenue 2001 : 50% (PUBLICIS) - 50% (BCOM3)

              -      in terms of EBITA 2001: 55% (PUBLICIS) - 45% (BCOM3)

              -      in terms of share capital :

                     -      71% (PUBLICIS) - 29% (BCOM3),  before  conversion of
                            the OCEANE, ORA, warrants and stock options
                     -      58%  (PUBLICIS) - 42% (BCOM3),  after  conversion of
                            the OCEANE, ORA, warrants and stock options, BCOM3's stockholders receiving in other respects the proceeds from the sale of the bonds supporting the warrants.

       o The structure of the consideration implying a progressive dilution spread over 20 years makes the application of the accretion-dilution analysis method, as usually performed, not meaningful.

              We determined through an overall analysis of the impact of the financial instruments issued in connection with the merger, that the merger is not dilutive in terms of net income per share to the PUBLICIS stockholders.

              This analysis relies on a comparison of the sum of the discounted amounts of Publicis's net income before goodwill amortization, regardless of synergies, over 20 years, before and after the merger, and a terminal value after the period of dilution.

              The net income numbers have been estimated on the basis of year 2002 forecasts and an identical growth rate of the PUBLICIS and BCOM3 businesses, taking into account the gradual conversion of the ORA and the warrants into shares in accordance with their terms.

       o We observe that the merger enables PUBLICIS to get closer to the size of the three market leaders, whose stock has been traded at a premium.

       o Finally, we observe that the calculations do not reflect the synergies, which may eventually be created by the Publicis/Bcom3 merger.


       In the current market conditions, and based on the analysis set forth above, our opinion is that the contemplated transaction is fair for the PUBLICIS shareholders, and we do not have any other observation to express."

3.    CONSEQUENCES OF THE MERGER FOR PUBLICIS SHAREHOLDERS

3.1   PRO-FORMA SHAREHOLDING


56,250,000 new ordinary shares will be issued on the effective date of the Publicis/Bcom3 merger. Notwithstanding any adjustment of their conversion ratio in the case of transactions affecting Publicis's share capital, 56,250,000 additional ordinary shares will be issued upon redemption or exercise of all securities to be issued in the Publicis/Bcom3 merger.

-------------------------------------------------------------------------------------------------------------------------------
                  CAPITAL AND VOTING RIGHTS BEFORE DILUTION(1)
-------------------------------------------------------------------------------------------------------------------------------
                                           BEFORE MERGER                                         AFTER MERGER
-------------------------------------------------------------------------------------------------------------------------------
                                                       VOTING                                             VOTING
                              SHARES           %       RIGHTS          %         SHARES           %       RIGHTS          %
                              ------         ------   ---------      -------  -------------------------------------------------

Elisabeth Badinter             7,766,800       5.6%   15,533,600       8.9%      7,766,800        4.0%   15,533,600       6.7%
Somarel                       30,960,000      22.1%   61,916,400      35.6%     30,960,000       15.8%   61,916,400      26.9%
Dentsu(2)                                                                       28,691,074       14.6%   34,530,064      15.0%
Treasury stocks                4,758,024       3.4%                              4,758,024        2.4%
Bcom3 former class A
shareholders(2)                                                                 27,558,926       14.1%   20,730,941       9.0%
Float                         96,297,025      68.9%   96,500,426      55.5%     96,297,025       49.1%   97,489,421      42.3%


TOTAL                        139,781,849     100.0%  173,950,426     100.0%    196,031,849      100.0%  230,200,426     100.0%

-------------------------------------------------------------------------------------------------------------------------------

(1)    Before the  conversion  / exercise of all  Publicis  dilutive  securities
       (OCEANE,         stock-options,         warrants        and        ORANE)
(2) Approximately 6,827,985 ordinary shares to be issued at the closing of the Publicis/Bcom3 merger will be subject to a special arrangement providing for the separation of the bare legal title and usufruct interest. For a period of two years following the closing date of the Publicis/Bcom3 merger, Class A stockholders will obtain the right to receive the usufruct interest (i.e. the economic interest) in such shares, while Dentsu will obtain the right to receive the bare legal title in these shares, including the voting rights associated with them.



-------------------------------------------------------------------------------------------------------------------------------
                  CAPITAL AND VOTING RIGHTS AFTER DILUTION(1)
-------------------------------------------------------------------------------------------------------------------------------
                                           BEFORE MERGER                                         AFTER MERGER
-------------------------------------------------------------------------------------------------------------------------------
                                                       VOTING                                             VOTING
                              SHARES          %        RIGHTS        %           SHARES        %          RIGHTS      %
                              ------         ------   ---------    -------    -------------------------------------------------

Elisabeth Badinter             7,766,800      5.6%   15.533.600      8.9%       7,766,800      2.9%   15,533,600      5.1%
Somarel                       30,960,000     22.1%   61.916.400     35.6%      30,960,000     11.4%   61,916,400     20.3%
Dentsu(2)                                                                      41,004,130     15.1%   45,757,182     15.0%
Treasury stocks                4,758,024      3.4%                              4,758,024      1.8%
Bcom3 former class A
shareholders(2)                                                                71,495,870     26.4%   64,667,884     21.2%
Float                         96,297,025     68.9%   96.500.426     55.5%     114,894,482     42.4%  117,172,817     38.4%


TOTAL                        139,781,849    100.0%  173.950.426    100.0%     270,879,306    100.0%  305,047,883    100.0%
------------------------------------------------------------------------------------------------------------------------------

(1) Following the conversion / exercise of all Publicis dilutive securities (OCEANE, stock-options, warrants and ORANE)
(2) Approximately 6,827,985 ordinary shares to be issued at the closing of the Publicis/Bcom3 merger will be subject to a special arrangement providing for the separation of the bare legal title and usufruct interest. For a period of two years following the closing date of the Publicis/Bcom3 merger, Class A stockholders will obtain the right to receive the usufruct interest (i.e. the economic interest) in such shares, while Dentsu will obtain the right to receive the bare legal title in these shares, including the voting rights associated with them.

       In April 9, 1998, Societe Anonyme Somarel shareholders - i.e. members of Madame Badinter's family and financial investors (BNP-Paribas, Pechel Industries, Compagnie Financiere Saint-Honore, Francarep and SRRE) - and Sarl MLMS and certain employees and executives of Publicis represented by Monsieur Maurice Levy entered into an agreement.

       Among others things, the agreement provides that Somarel and Publicis shall merge before June 30, 2003 in order to allow a higher level of liquidity for financial investors, employees and executives shareholders.

3.2    PUBLICIS PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

3.2.1 UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2001

---------------------------------------------------------------------------------------------------------------------

(FRENCH GAAP)                                    PUBLICIS     BCOM3      HISTORICAL       PRO FORMA          PRO
                                                 HISTORICAL  HISTORICAL   COMBINED       ADJUSTMENTS        FORMA
---------------------------------------------------------------------------------------------------------------------
                                                                         (AMOUNTS IN MILLIONS)
Goodwill, net................................... (euro)993 (euro)1,510  (euro)2,503      (euro)832 (A)  (euro)3,335
Intangible assets, net..........................       199          41          240          1,957 (A)        2,197
Property and equipment, net.....................       351         427          778             --              778
Investments and other financial assets, net.....        67          21           88             --               88
Investments accounted for by the equity method..         8          60           68             --               68
Total non current assets, net...................     1,618       2,059        3,677          2,789            6,466
Inventory and costs billable to clients.........       195         242          437             --              437
Accounts receivable.............................     1,845       1,872        3,717             --            3,717
Other receivables and other assets..............       439         257          696             --              696
Marketable securities and cash and cash
   equivalents..................................       799         259        1,058             --            1,058
Current assets..................................     3,278       2,630        5,908             --            5,908
Total assets....................................     4,896       4,689        9,585          2,789           12,374
Capital stock...................................        56          --           56             23 (C)           79
Additional paid-in capital and retained earnings       227       1,478        1,705            215 (C)        1,920
Other equity....................................        --          --           --            858 (B)          858
Shareholders' equity............................       283       1,478        1,761          1,096            2,857
Minority interests..............................        89          21          110             --              110
Provisions for contingencies and charges........       266         313          579            775 (E)        1,354
Bank borrowings and overdrafts..................     1,069         276        1,345            858 (D)        2,203
Accounts payable................................     1,875       1,997        3,872             --            3,872
Accrued expenses and other liabilities..........     1,314         604        1,918             60 (F)        1,978
Bank borrowings and liabilities.................     4,258       2,877        7,135            918            8,053
Total liabilities and shareholders' equity......     4,896       4,689        9,585          2,789           12,374

3.2.2 UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2001


---------------------------------------------------------------------------------------------------------------------

(FRENCH GAAP)                                     PUBLICIS     BCOM3         HISTORICAL    PRO FORMA        PRO
                                                  HISTORICAL   HISTORICAL    COMBINED      ADJUSTMENTS      FORMA
---------------------------------------------------------------------------------------------------------------------
                                                              (AMOUNTS IN MILLIONS EXCEPT PER SHARE DATA)
Revenues........................................(euro)2,434  (euro)2,158  (euro) 4,592    (euro) --     (euro)4,592
Salaries and related expenses...................     (1,363)      (1,280)       (2,643)          --          (2,643)
Other operating expenses........................       (661)        (549)       (1,210)          --          (1,210)
Total expenses..................................     (2,024)      (1,829)       (3,853)          --          (3,853)
Other operating income..........................         16           --            16           --              16
Operating income before depreciation and
   amortization.................................        426          329           755           --             755
Depreciation and amortization expense...........       (84)         (79)          (163)          --            (163)
Operating income................................        342          250           592           --             592
Financial expense, net..........................       (30)         (26)          (56)          (24) (H)        (80)
Income of consolidated companies before taxes,
   exceptional items and goodwill amortization..        312          224           536          (24)            512
Income taxes....................................       (99)         (89)         (188)           40  (I)       (148)
Net income of consolidated companies before
   exceptional items and goodwill amortization..        213          135           348           16             364
Equity in net income of non-consolidated
   companies....................................          9            2            11           --              11
Net income of consolidated companies before
   exceptional items............................        222          137           359           16             375
Exceptional expense, net of taxes...............        (3)         (13)           (16)          --             (16)
Goodwill amortization and depreciation of
   allocated intangibles........................       (49)         (96)          (145)         (41) (G)       (186)
Net income before minority interests............        170           28           198          (25)            173
Minority interests..............................       (19)          (3)           (22)          --             (22)
Group net income................................        151           25           176          (25)            151

Earnings per share before exceptional items,
   goodwill amortization and depreciation of
   allocated intangibles, net of taxes
Basic...........................................       1.44                                                    1.62
Diluted(a)......................................       1.43                                                    1.44

Earnings per share:
Basic...........................................       1.09                                                    0.75
Diluted.........................................       1.08                                                    0.67

Weighted average shares outstanding:
Basic...........................................        139                                                     196
Diluted.........................................        140                                                     224

(a)    Assuming the ORANE are redeemed in new shares. If the ORANE were redeemed
       in  existing  shares,   diluted  EPS  would  be  (euro)1.51  assuming  an
       incremental after tax interest charge of (euro)26 million.

3.2.3  NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION

       AS OF DECEMBER 31, 2001 (IN MILLIONS EXCEPT PER SHARE DATA,)

3.2.3.1. Basis of Presentation


       The acquisition of Bcom3 is subject to shareholder approval of both Publicis and Bcom3. The pro forma financials assume that the Publicis and Bcom3 stockholders will approve the transaction and that the other conditions to the closing of the mergers will be met or waived. The consideration for this acquisition will be paid as follows:

       o a capital increase of Publicis reserved for Bcom3 with issuance of new shares (56.25 million);

       o the issuance of 1,562,500 bonds redeemable for new or existing shares (ORAs) with a maturity period of 20 years; and

       o      the  issuance  of  2,812,500  bonds  with  warrants   (OBSAs)  for
              (euro)858 million with a maturity of 20 years and an exercise price of (euro)30.50.

       The pro forma consolidated accounts were prepared using:

       o the audited consolidated financial statements of Publicis under French GAAP as of and for the fiscal year ended December 31, 2001; and

       o the consolidated financial statements of Bcom3 under U.S. GAAP as of and for the fiscal year ended December 31, 2001, converted into euros using the December 31, 2001 exchange rate for the balance sheet ((euro)1 = $0.8813) and the 2001 average exchange rate for the statement of income ((euro)1= $0.8956).

       The pro forma information does not reflect the impact of the issuance by Publicis of OCEANE (bonds that may be converted into or exchanged for new or existing shares) in January 2002, as part of the debt restructuring program, which amounts to (euro)690 million with a maturity period of 16 years.

3.2.3.2. Pro forma adjustments have been made to these unaudited consolidated pro forma financial statements to reflect the following:


(A) In accordance with the article 210 of 99-02 of the CRC (Comite de Reglementation Comptable), the purchase price of the Bcom3 shares equals the fair value of the securities issued in the exchange as of the date of Publicis obtaining effective control of Bcom3, taking into account the impact of the specific contract clauses relating to the lockup of the securities. For the purpose of the pro forma financial information, it is estimated that the specific contract clauses relating to the transfer restrictions on the securities to be received by the Bcom3 stockholders in accordance with the terms of the Publicis/Bcom3 merger agreement will result in a(euro)30.50 value per Publicis ordinary share. On this basis, the purchase price is estimated to be(euro)3,432 million (consisting of the issuance of 56,250,000 new Publicis ordinary shares at a share price of(euro)30.50; issuance of 1,562,500 ORAs redeemable for 28,125,000 Publicis shares at a share price of(euro)30.50; and the issuance of 2,812,500 OBSAs). This amount will be adjusted on the basis of the fair value of the securities issued in the exchange.

       Publicis made a preliminary evaluation of the identifiable assets and liabilities of the Bcom3 group in accordance with the requirements of
       Article 211 of rule 99-02 of the CRC. Based on information available to date, restructuring costs could not be estimated. The purchase price and preliminary goodwill allocation in accordance with French GAAP have been determined as follows (in million euros):

            Publicis ordinary shares exchanged for Bcom3              1,716
            ORAs issued                                                 858
            OBSAs issued                                                858
            Total consideration                                       3,432
            Add: net book value of net liabilities acquired              73
            Goodwill before allocation                                3,505
            Preliminary allocation to assets and liabilities
                Intangible assets                                     1,998
                Accrued liabilities                                    (60)
                Deferred taxes                                        (775)
            Residual goodwill                                         2,342
            Less: Bcom3 Group, Inc. goodwill acquired               (1,510)
            Total adjustment to goodwill                                832
            Total adjustment to intangible assets (net of Bcom3
               intangibles)                                           1,957

       A more precise allocation will be prepared within the year that follows the completion of the Bcom3 acquisition.

(B) In accordance with Avis n(degree) 28 of OEC and following the detailed analysis of the characteristics of the ORAs issued, these instruments have been accounted for as equity instruments and presented separately in the shareholders' equity at their estimated fair value. The remuneration given to the holders of these redeemable bonds is classified accordingly.

(C) Impact of the Bcom3 shares exchanged for 56,250,000 Publicis ordinary shares and additional paid-in capital (approximately (euro)23 million of common stock and (euro)1,693 million additional paid-in capital) and the elimination of Bcom3's shareholders' equity.

(D) Issuance of the bonds with warrants (OBSA) for (euro)858 million, without separate evaluation of the warrants on the balance sheet in accordance with French GAAP.

(E)    Deferred tax liabilities on acquired net assets.

(F)    Estimated acquisition costs.

(G) Amortization expense for 2001 of the identified intangible assets and goodwill following the preliminary allocation of the purchase price of Bcom3 (refer to (A)). These assets are amortized using the straight line method over their estimated useful life: goodwill and client relationships maintained for more than 20 years are amortized over 40 years, client relationships maintained for less than 20 years - amortized over 12 years, trade name - amortized over 20 years, for a net variation of the depreciation expense on intangible assets and of goodwill amortization of (euro)41 million. The amortization expense of allocated intangibles has been included in a separate line item with the amortization of goodwill.

(H) Interest expense for 2001 on the OBSA bearing interest at the rate of 2.75% per annum.

(I)    Income taxes on the above adjustments.


3.2.3.3. Summary  of  adjustments  and  reclassifications   applied  to  Bcom3's
         financial statements to account for differences between generally accepted accounting principles in France and the United States


       Publicis's consolidated financial statements are prepared in accordance with French GAAP, which differs materially from U.S. GAAP. The unaudited adjustments and reclassifications applied to Bcom3's historical audited financial statements to conform to Publicis's disclosed accounting policies under French GAAP are summarized below:

       CONTINGENT CONSIDERATION

       Under U.S. GAAP, contingent consideration is not recorded as purchase price until the contingency has been resolved, whereas, under French GAAP, contingent consideration is deemed to be part of the purchase price. Consequently, (euro)30 million of net goodwill was recorded and the amortization expense was increased by (euro)1.7 million.

       PENSION PLAN

       In accordance with U.S. GAAP, Bcom3 recorded in 2001 an additional minimum liability of (euro)4.8 million to accrue for accumulated benefit obligations in excess of the fair value of plan assets. The recognition of this additional pension liability was reported as a reduction of equity through comprehensive income, net of tax (euro)3.3 million. Under French GAAP, additional minimum liability is recognized as an expense.

       ACCOUNTING FOR THE BUSINESS COMBINATION WITH NOVO MEDIA GROUP

       In December 1999, The MacManus Group purchased a 57% interest in the Novo Media Group. In January 2000, 15% of the interest was sold, but in 2001, repurchased. Due to differences in consolidation methodologies between French GAAP and U.S. GAAP, under French GAAP, the interest is consolidated in 2000, whereas under U.S. GAAP, it is not. There is no impact on the consolidated net income due to the differences.

       MANDATORILY REDEEMABLE STOCK

       The  mandatorily   redeemable   stock  reflected  on  Bcom3's   financial
       statements as a specific line item under U.S. GAAP was reclassified as shareholders' equity.


3.2.3.4.  Comparative  Condensed  Financial  Information in U.S. GAAP and French
          GAAP


       The historical consolidated balance sheet and income statement of Bcom3 have been adjusted to reflect the above differences from U.S. GAAP to French GAAP as follows:

--------------------------------------------------------------------------------
                                               Bcom3       Bcom3        Bcom3
                                            historical   historical  historical
                                             U.S. GAAP   U.S. GAAP   French GAAP
--------------------------------------------------------------------------------
                                                        (amounts in millions)
Total non current assets, net...............  $1,789    (euro)2,030  (euro)2,059
Current assets..............................   2,317          2,630        2,630
Total assets................................   4,106          4,660        4,689
Shareholders' equity........................   1,005          1,141        1,478
Mandatorily redeemable stock................     302            342            -
Minority interests..........................      18             20           21
Total long-term and short-term liabilities..   2,781          3,157        3,190
Total liabilities and shareholders' equity..   4,106          4,660        4,689
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
                                               Bcom3       Bcom3        Bcom3
                                            historical   historical  historical
                                             U.S. GAAP   U.S. GAAP   French GAAP
--------------------------------------------------------------------------------
                                                        (amounts in millions)
Revenues....................................   $1,917  (euro)2,141  (euro)2,158
Total expenses..............................   (1,635)      (1,826)      (1,829)
Operating income before depreciation,
   interest and taxes.......................      282          315          329
Depreciation and amortization...............     (149)        (166)         (79)
Operating income............................      133          149          250
Net income..................................       26           30           25
--------------------------------------------------------------------------------

4.     DESCRIPTION OF PUBLICIS EQUITY ISSUE

       The Extraordinary Shareholders' Meeting of Publicis will be held on June 18, 2002. At the meeting it is proposed to delegate full powers to the Management Board, with the power of substitution under the conditions laid down by law, to increase Publicis's capital by issue, at a premium of 30.10 euros per share, of 56,250,000 new Publicis ordinary shares with a par value of 0.40 euro each. This authorization will be granted for a period of six months starting on the date of the meeting.

       Such issue of new Publicis ordinary shares will be reserved for Philadelphia Merger LLC. Therefore, the preferential subscription right of the Publicis shareholders will be suppressed for the benefit of Philadelphia Merger LLC.

       The shares must be paid up in cash at the time of the subscription.

       GROSS VALUE OF THE ISSUE

       The total gross value from the issue of new shares will amount to 1,715,600,000 euros. The total expenses incurred in connection with the transaction are estimated at approximately 60 million euros.

       DIVIDENDS

       Publicis ordinary shares issued in connection with the Publicis/Bcom3 merger will not be eligible to receive the cash dividend declared in 2002 related to Publicis's 2001 fiscal year.

       RIGHTS ATTACHED TO THE NEW SHARES

       Subject to the above paragraph on the 2001 dividends, at the effective time, the new ordinary shares shall be treated pari passu with the existing ordinary shares, which are currently traded on Euronext Paris S.A.'s Premier Marche. The shares will have the same rights and will be subject to all of the provisions of Publicis's statuts and to the resolutions adopted at Publicis shareholders' meetings.

       LISTING OF THE NEW SHARES AT EURONEXT PARIS

       Publicis will use its reasonable best efforts to have the newly issued shares listed on the Premier Marche of Euronext Paris within 5 business days of the closing date of the mergers.

       TRANSFER RESTRICTIONS

       The transfer restrictions described under section 1.4 and 1.9 above will apply to the new Publicis ordinary shares.

       In addition to applicable French laws and regulations on securities transfers, Publicis's statuts (article 7) will apply to the new shares. It requires that any individual or entity, acting alone or as member of a group of shareholders, who holds or becomes the holder of, directly or indirectly, more than 1% of its share capital or voting rights must notify Publicis within 15 days by registered mail, return receipt requested, of the number of shares it holds. The same notification requirement applies to each subsequent increase or decrease in ownership of 1% or whole multiples of 1%. If a person does not comply with this notification requirement, one or more shareholders holding together 1% or more of its share capital may call a shareholders' meeting to deprive the shares in excess of the relevant threshold of voting rights for all shareholders' meetings for two years following the date on which the owner complies with the notification requirements.

5.     DESCRIPTION OF ORAS

       NOTIONAL AMOUNT

       Each ORA issued in the Publicis/Bcom3 merger will have an initial notional amount of euros 549. The notional amount of the ORA is never paid in cash but rather in a pre-agreed number of Publicis ordinary shares. Each ORA represents the right to receive 18 newly issued ordinary shares or ordinary shares held in treasury over the term of the ORA. On September 1, 2005, and on each September 1 thereafter through and including September 1, 2021, each holder of an ORA will receive one Publicis ordinary share and the notional amount of the ORA will be reduced by euros 30.50. The final redemption of the remaining notional amount in Publicis ordinary shares will occur on the final maturity date which is the 20th anniversary of the issuance of the ORAs.

       The number of Publicis ordinary shares to be so received is subject to customary anti-dilution adjustments to reflect events affecting the Publicis ordinary shares.

       ANNUAL CASH AMOUNT

       An annual cash amount accrues each year on the outstanding ORAs as described below, but accrued amounts are only paid in a given year if the general meeting of Publicis shareholders, in its discretion, declares a dividend on the Publicis ordinary shares between September 1 of the preceding year and August 31 of that year. The annual amount accruing on each ORA is a minimum of 0.82% of its outstanding notional amount per annum and is payable annually on September 1 (or the following business day if such day is not a business day).

       For the period from the date of issuance up to and including August 31, 2004, the annual amount will be only the minimum of 0.82% per annum of the outstanding notional amount (euros 4.50 per ORA). The first annual amount payable on September 1,2002 will be calculated on a pro rata basis for the period from the date of issuance through August 31,2002. For the period starting September 1, 2004, the annual amount accruing each year with respect to each euros 30.50 of notional amount of the ORA will be equal to 110% of the historical average of the annual dividend declared on each Publicis ordinary share (excluding the related tax credit (avoir fiscal), but in each year will be at least the minimum rate. The historical average will be recalculated every three years and will be based on the actual dividends (excluding the related tax credit (avoir fiscal)) declared on each Publicis ordinary share during a three-year period which consists of the year of the annual amount determination and the preceding two years, but in each year will be at least the minimum rate.

       As an example, the annual amount payable on September 1, 2005, 2006 and 2007 will be calculated on the basis of the average of the actual dividends declared on a Publicis ordinary share in the three twelve-month periods preceding September 1 of the years 2003, 2004 and 2005 and the annual amount payable on September 1, 2008, 2009 and 2010 will be calculated on the basis of the average of the actual dividends declared on a Publicis ordinary share in the three twelve-month periods preceding September 1 of the years 2006, 2007 and 2008. The annual amount is payable with respect to the notional amount then outstanding, determined by multiplying the remaining balance of Publicis ordinary shares for which the ORAs could then be redeemed by euros 30.50. The annual amount due in 2022 will be paid on the 20th anniversary of the issuance of the ORAs and it will be calculated on a pro rata basis for the period from September 1, 2021 through the 20th anniversary of the ORA issuance.

       As mentioned above, the annual amount due for a given year will only be paid if the general meeting of Publicis's shareholders has declared a dividend between September 1 of the previous year and August 31 of the year in question. Should no dividend be declared by the general meeting of Publicis's shareholders between September 1 of the previous year and August 31 of the year in question, the annual amount will be payable in full (without bearing interest), with all arrearages in the first year in which a dividend is declared by the Publicis general shareholders meeting regardless as to what amount that dividend is.

       In the event that no dividend is declared on the Publicis ordinary shares for five consecutive years, each holder will be entitled to accelerate the redemption of the ORAs in full, but only for Publicis ordinary shares, and will not receive any payment in respect of accumulated and unpaid annual amounts. If redemption of the ORAs is accelerated for any other reason, or if there are accrued and unpaid annual amounts in respect of any of the five years prior to final maturity, Publicis will pay accrued and unpaid annual amounts at its option in either cash or Publicis ordinary shares.

       If the annual amount is paid in shares of Publicis, the value of the shares shall be equal to the average of the 10 opening trading prices of Publicis ordinary shares on the Premier Marche of Euronext Paris immediately prior to the accelerated redemption date or the final redemption date, as applicable (but excluding that date).

       RANK; NEGATIVE PLEDGE

       The ORAs and the right to the annual cash amount (if any) will constitute unsecured, direct, unconditional, unsubordinated obligations of Publicis and will rank equal with all other unsecured debt and guarantees of Publicis.

       As long as any ORAs remain outstanding, Publicis may not grant any mortgage on its real property, or a pledge of all or part of its business or assets or trade receivables (except for securitization transactions of trade receivables or other transactions involving the issuance of securities which represent trade receivables of Publicis) for the benefit of other bonds without granting the same security interests and the same rank to the holders of the ORAs. This restrictive covenant applies only to issues of other bonds (obligations) and does not affect Publicis's ability to make guarantees or grant security interests to creditors other than holders of bonds, or to otherwise transfer title to its assets.

       SUSPENSION OF REDEMPTION

       Publicis is entitled to suspend, upon proper notice, an annual redemption of the ORAs, for a maximum period of three months, in the event of an increase in Publicis's registered capital, merger, spin-off or other financial transactions which confer on shareholders a preferential subscription right or reserve the shareholders' priority subscription period. Publicis's decision to suspend the exercise of the redemption must be announced in the Bulletin des Announces Legales Obligatoires
       (BALO). The notice must be published at least 15 days before the date on which the suspension takes effect and must state the effective date of the suspension and the end of the suspension period. This information will also be included in a notice in a nationally distributed financial newspaper in France and to Euronext Paris.

       MODIFICATION OF TERMS AND WAIVERS

       Pursuant to applicable French law, any modification of the terms of the ORAs (including the annual payment or the redemption provisions) requires approval by a meeting of holders. The consent of individual holders is not required.

       ACCELERATED AND AUTOMATIC REDEMPTION

       As long as there are any ORAs outstanding, Publicis may not accelerate the redemption of the ORAs. However, Publicis may, at any time and with no limitation as to the price or quantity, purchase the ORAs privately, on the public markets, or through a public tender or exchange offer. These transactions will not affect the amortization schedule for the ORAs still outstanding. Any ORAs purchased in this manner will be cancelled. The redemption of the ORAs may be accelerated at the option of each holder of an ORA upon the occurrence of each of the following events. These "accelerated redemption events" include:

       o the general shareholders' meeting of Publicis has not declared a dividend on the Publicis ordinary shares for five consecutive fiscal years preceding the notice of accelerated redemption;

       o a public tender offer for 100% of the equity securities of Publicis is commenced after such public tender offer has been cleared by the relevant stock market authorities and a notice signifying the opening of the offer has been published by these authorities;

       o Publicis transfers, or proposes to transfer, whether by means of a sale, spin-off, merger, transfer of assets or other means, a substantial part of Publicis's assets or business to a third party, with a "substantial part" meaning any assets or business representing one-third or more of the consolidated revenues of Publicis based on Publicis's most recent financial statements;

       o any person, directly or indirectly, alone or as part of a group of shareholders, other than the group that consists of Elisabeth Badinter (directly or indirectly through Somarel) and Dentsu, obtains or is presumed to have acquired control of Publicis under applicable French law. A change of control is also deemed to have occurred if a third party acts in concert with the group consisting of Mrs. Badinter and Dentsu and (1) Mrs. Elisabeth Badinter no longer dominates such group, or (2) the third party is a competitor of Publicis. "Control" has the meaning set forth in article L.233-3 of the French Commercial Code;

       o Publicis fails to pay an annual cash amount when due (subject to the sixth paragraph under "Annual Cash Amount") or to redeem the ORAs when required, and such failure continues for a period of 30 business days after Publicis has received notice of such failure from the representatives of the holders, provided that no meeting of holders needs to be held for this purpose;

       o Publicis breaches any of its other obligations with respect to the ORAs, and such breach continues for a period of 30 business days after Publicis has received notice of such breach from the representatives of the holders, provided that no meeting of holders needs to be held for this purpose;

       o one of the following events occurs and continues for a period of 30 business days after Publicis has received notice of such event from the representatives of the holders, provided that no meeting of holders needs to be held for this purpose) : (i) Publicis or one of its material subsidiaries (as defined below) fails in the due repayment upon maturity of any indebtedness (as defined below), or
              (ii) any indebtedness of Publicis or one of its material subsidiaries is accelerated due to a default by Publicis or the relevant material subsidiary, or (iii) Publicis or one of its material subsidiaries fails to honor a guarantee or indemnity in respect of any indebtedness.

       For purposes of determining an accelerated redemption event:

       "indebtedness" means any debt (including in connection with leasing transactions)resulting from any obligation to repay borrowed money with a term of at least one year and a principal amount of at least euros 25 million and which is evidenced by contract or other written instrument, but does not include trade debt and inter-company loans; and "material subsidiary" means any subsidiary of Publicis that accounts for at least 5% of the consolidated net income (on a pre-tax basis and excluding extraordinary income) of Publicis or which accounts for at least 5% of the consolidated gross assets of Publicis and its subsidiaries (disregarding minority interests), calculated on the basis of the most recent audited consolidated financial statements of Publicis and the respective subsidiary.

       Upon accelerated redemption, each ORA will be fully redeemed for all Publicis ordinary shares for which the ORA is then redeemable.

       A holder desiring to redeem ORAs upon an accelerated redemption event has to submit a written request to the intermediary holding the ORAs, which intermediary shall transmit the request to the paying agent. Such a request is irrevocable.

       In the event of Publicis's insolvency, court-ordered or voluntary liquidation, settlement with creditors or bankruptcy filing, the ORAs are automatically redeemed for all Publicis ordinary shares for which the ORAs are then redeemable.

       Any accelerated redemption, whether upon request or automatic, will only be made in Publicis shares.

       ANTI-DILUTION RIGHTS AND OTHER ADJUSTMENTS

       For as long as there are any ORAs outstanding, Publicis may not amortize the corporate capital or modify the distribution of profits. Publicis may, however, create priority dividend shares without voting rights, provided that the rights of the ORA holders are preserved pursuant to the terms of the issuance contract.

       Upon the occurrence of certain dilutive events described in more detail below, the number of ordinary shares into which an ORA can be redeemed will be adjusted to maintain the rights of the ORA holders. Adjustment will be made in accordance with French law and the terms of the issuance contract so that the aggregate value of the number of shares into which an ORA is redeemable immediately following such event is equal to the aggregate value of the number of shares into which it was redeemable immediately prior to such event. These events are:

       o      an  issue  of   Publicis   shares   with  a  listed   preferential
              subscription right;

       o a grant to Publicis shareholders of any financial instrument other than shares of Publicis;

       o a capital increase through capitalization of reserves, profits, or issue premiums, and the grant of shares for no consideration, stock splits or reverse stock splits;

       o an increase in the nominal value of the shares as a result of capitalization of reserves, profits or issue premiums;

       o      a distribution of reserves or premiums in cash or securities;

       o      a merger or spin-off;

       o a repurchase by Publicis of its own shares at a price higher than the market price; and

       o      a payment by Publicis of an extraordinary dividend.

       In the event the registered share capital of Publicis is reduced due to losses, whether by reducing the nominal value or the number of shares, the nominal value or the number of Publicis ordinary shares into which the ORA can be redeemed will be reduced proportionally, as if the ORA holders had been shareholders as of the issue date of the ORAs.



       WITHHOLDING TAX

       The government of any jurisdiction in which Publicis is incorporated may require Publicis to withhold amounts from payments on the ORAs for taxes or other governmental charges. If such a withholding should be required, Publicis will pay to each ORA holder an additional amount so that the net amount received by the holder will be equal to the amount the holder would have received if no withholding had been required.

       LISTING

       Publicis will apply to have the ORAs listed on Euronext Paris and will use its reasonable best efforts to obtain admission to trading for the ORAs within five business days after the closing date of the mergers. Publicis will pay all fees and charges related to the listing on Euronext Paris and the costs involved in maintaining the listing.


       GOVERNING LAW AND FORUM

       The ORAs are governed by French law. Any actions against Publicis under the ORAs will have to be brought in the competent French court located at Publicis's registered office, which is in Paris.

6.     DESCRIPTION OF OBSAS

       The OBSA is a security which consists of a conventional debt security (which is also considered to be a note (obligation) for purposes of French corporate law) and detachable warrants to subscribe for Publicis ordinary shares.

       NOTIONAL AMOUNT ISSUED

       Each OBSA issued in the Publicis/Bcom3 merger will have a notional amount of euros 305. Each OBSA will carry 10 detachable warrants with the terms described under the caption "Terms of Warrants."

       TERMS OF NOTES

       FINAL MATURITY

       The notes will mature 20 years from the OBSA issuance.

       INTEREST

       The notes bear interest at a fixed rate of 2.75% per annum, payable semi-annually on each June 30 and December 31 (or the following business day if such day is not a business day).

       RANK; NEGATIVE PLEDGE

       The notes and the interest payable thereon will constitute general unsecured, direct, unconditional, unsubordinated obligations of Publicis and will rank equal with all other unsecured debts and guarantees of Publicis.

       As long as any of the notes are outstanding, Publicis may not grant any mortgage on its real property nor a pledge on all or part of its business or assets or trade receivables (except for any securitization transaction of the trade receivables or other transactions involving the issuance of securities which represent trade receivables of Publicis)for the benefit of other bonds without granting the same security interests and same rank to the holders of the notes. This restrictive covenant applies only to issues of other bonds (obligations) and does not affect the ability of Publicis to make guarantees or grant security interests to creditors other than holders of bonds, or to otherwise transfer title to its assets.

       REDEMPTION

       On June 30, 2013, on each June 30 thereafter through and including June 30, 2021, and on the 20th anniversary of the issuance, each holder of a note will receive an amount in cash equal to 10% of the initial notional amount of such note and the notional amount of the note will be reduced accordingly.

       Publicis reserves the right, at any time and with no limitation as to price or quantity, to purchase all or part of the notes, privately, on the public markets, or by public tender or exchange offers. These transactions will not affect the redemption schedule for the notes still outstanding.

       MODIFICATION OF TERMS AND WAIVERS

       Pursuant to applicable French law, any modification to the terms of the notes (including the annual payment and redemption provisions)requires approval by a meeting of holders. See "Meeting of Holders and Representatives of Holders" below. The consent of individual holders is not required. However, any modification that increases the obligations of the holders is not permitted, except with the consent of all holders.

       Similarly, a waiver of a default or other breach would require approval by a meeting of holders, but not the consent of individual holders. Like an amendment, a waiver could be approved by a majority vote without your consent.

       EVENT OF DEFAULT

       Upon an event of default, the representatives of the holders may by written notice to Publicis, pursuant to a decision of a majority of the holders, demand the payment of all the notes in each of the following cases:

       o Publicis fails to pay interest or principal on the notes when due, and such failure continues for 30 business days;

       o Publicis breaches any of its other obligations with respect to the notes, and such breach continues for a period of 30 business days after Publicis has received notice of such breach from the representatives of the holders, provided that no meeting of holders needs to be held for this purpose.

       o one of the following events occurs and continues for a period of 30 business days after Publicis receives a notice of such event from the representatives of the holders, provided that no meeting of holders needs to be held for this purpose:

              o Publicis or one of its material subsidiaries fails in the due repayment of any indebtedness.

              o any indebtedness of Publicis or one of its material subsidiaries is accelerated due to a default by Publicis or the relevant material subsidiary.

              o Publicis or one of its material subsidiaries fails to honor a guarantee or indemnity in respect of any indebtedness.

              o Publicis or any of its material subsidiaries requests the appointment of a conciliator, enters into an agreement with its principal creditors, enters into voluntary or involuntary liquidation, bankruptcy proceeding, total sale or any equivalent step or proceeding.

              o any event occurs that has effect analogous or equivalent to any of the foregoing.

       For purposes of determining an event of default:

       "indebtedness' 'means any debt (including in connection with leasing transactions)resulting from any obligation to repay borrowed money with a term of at least one year and a principal amount of at least euros 25 million and which is evidenced by a contract or other written instrument, but does not include trade debt and inter-company loans; and "material subsidiary" means any subsidiary of Publicis which accounts for at least 5% of the consolidated net income (on a pre-tax basis and excluding extraordinary income)of Publicis or which accounts for at least 5% of the consolidated gross assets of Publicis and its subsidiaries (disregarding minority interests) calculated on the basis of the most recent audited financial statements of Publicis and the respective subsidiary.

       Each noteholder who wishes to obtain early redemption of the notes upon an event of default shall make a written request to the intermediary holding his or her notes, who must submit the request to the institution responsible for servicing the notes. Such a request is irrevocable.

       WITHHOLDING TAX

       The government of any jurisdiction in which Publicis is incorporated may require Publicis to withhold amounts from payments on the notes for taxes or other governmental charges. If such a withholding should be required, Publicis will pay to each holder of notes an additional amount so that the net amount received by the holder will be equal to the amount the holder would have received if no withholding had been required.


       ADMISSION TO LISTING; TRADING

       If the marketing agent so requests, Publicis shall use reasonable best efforts to have the notes listed on the Premier Marche of Euronext Paris, separately from the warrants.

       GOVERNING LAW AND FORUM

       The notes will be governed by French law. Any actions against Publicis under the notes will have to be brought in the competent French court located at Publicis's registered office, which is in Paris.

       TERMS OF WARRANTS

       Shares for Which Warrants Are Exercisable

       Each warrant entitles the holder to purchase one Publicis ordinary share at a price of euros 30.50 per share. The number of Publicis ordinary shares to be received upon exercise is subject to customary anti-dilution adjustments to reflect events affecting the Publicis ordinary shares, as described below under the caption "Anti-Dilution Rights and Other Adjustments."

       EXERCISE SCHEDULE

       Each warrant will be exercisable at any time after the 11th anniversary through the 20th anniversary of the completion of the mergers. Warrants not exercised by the 20th anniversary of the completion of the mergers will become void.

       ACCELERATION OF EXERCISE RIGHTS

       Upon any accelerated exercise event, warrants shall become immediately exercisable at the option of each holder. An "accelerated exercise event" means any of the following:

       o a public tender offer for 100% of the equity securities of Publicis is commenced after such public tender offer has been cleared by the relevant stock market authorities and a notice signifying the opening of the offer has been published by these authorities.

       o Publicis transfers, or proposes to transfer, whether by means of a sale, spin-off, merger, transfer of assets or other means, a substantial part of Publicis's assets or business to a third party, with a "substantial part" meaning any assets or business representing one-third or more of the consolidated revenues of Publicis based on Publicis's most recent financial statements.

       o any person, directly or indirectly, alone or as part of a group of shareholders, other than the group that consists of Elisabeth Badinter (directly or indirectly through Somarel) and Dentsu, obtains or is presumed to have acquired control of Publicis under applicable French law. A change of control is also deemed to have occurred if a third party acts in concert with the group consisting of Mrs. Badinter and Dentsu and (1) Mrs. Elisabeth Badinter no longer dominates such group, or (2) the third party is a competitor of Publicis. "Control" has the meaning set forth in article L.233-3 of the French Commercial Code.

       o Publicis's insolvency, court-ordered or voluntary liquidation, settlement with creditors or bankruptcy filing.


               Each holder of warrants who wishes to exercise warrants upon an accelerated exercise event shall make a written request to the intermediary holding his or her warrants, who must submit the request to the institution responsible for servicing the warrants. Such a request is irrevocable.

       SUSPENSION OF EXERCISE OF WARRANTS

       Publicis is entitled to suspend, upon proper notice, the exercise of warrants, for a maximum period of three months, in the event of an increase of its registered capital, merger, spin-off or other transaction which confers on shareholders a preferential subscription right or reserves a priority subscription period for shareholders. Publicis's decision to suspend the exercise of the warrants must be announced in the BALO. The notice must be published at least 15 days before the date on which the suspension takes effect and must state the effective date of the suspension and the end of the suspension period. This information will also be included in a notice in a nationally distributed financial newspaper in France and to Euronext Paris.

       ANTI-DILUTION RIGHTS AND OTHER ADJUSTMENTS

       In compliance with French law, Publicis undertakes, so long as warrants remain outstanding, to refrain from any amortization of its registered capital or any modification in the distribution of profits. Nevertheless, Publicis can create priority dividend rights shares without voting rights, provided that the rights of the warrant holders are reserved under the conditions outlined in the issuance contract. Upon the occurrence of certain dilutive events described in more detail below, the number of ordinary shares for which a warrant may be exercised will be adjusted to maintain the rights of the warrant holders. Adjustment will be made in accordance with French law and the terms of the issuance contract so that the aggregate value of the number of shares for which a warrant is exercisable immediately following such event is equal to the aggregate value of the number of shares for which it was exercisable immediately prior to such event.

       These events include the following:

       o an issue of Publicis shares with a listed preemptive subscription right;

       o a grant to Publicis shareholders of any financial instrument other than shares of Publicis;

       o a capital increase through capitalization of reserves, profits, or issue premiums, and the grant of shares, stock splits or reverse stock splits;

       o an increase in the nominal value of the shares as a result of capitalization of reserves, profits or issue premiums;

       o      a distribution of reserves or premiums in cash or securities;

       o      a merger or spin-off

       o a repurchase by Publicis of its own shares at a price higher than the market price; and

       o      the payment by Publicis of an extraordinary dividend.

       In the event the registered share capital of Publicis is reduced due to losses, whether by reducing the nominal value or the number of shares, the nominal value or number of Publicis ordinary shares for which each warrant can be exercised will be reduced in proportion, as though the warrant holders had been shareholders as of the issue date of the OBSAs.

       SHARES ISSUED UPON THE EXERCISE OF WARRANTS

       The new shares issued upon the exercise of warrants will be subject to the statuts of Publicis and will accrue dividends in the current year. Each such new share has the right to the same dividend as is paid to the holders of the other ordinary shares. The shares will be freely transferable and will be admitted to clearing by Euroclear France. Publicis will take the necessary steps to have the shares listed on the Premier Marche of Euronext Paris.

       LISTING

       Publicis will apply to have the warrants listed on the Premier Marche of Euronext Paris and will use its reasonable best efforts to obtain admission to trading within five business days after the closing date of the mergers. Publicis will pay, among other things, but without limitation, all fees, charges and commissions related to such listing.

       GOVERNING LAW AND FORUM

       The warrants will be issued pursuant to and will be governed by French law. Any actions against Publicis under the warrants will have to be brought in the competent French court located at Publicis's registered office, which is in Paris.

7.     DESCRIPTION OF PUBLICIS

       For important business and financial information about Publicis please see the Note d'Operation that is available upon request from Publicis Groupe S.A. (133, avenue des Champs Elysees, 75008 Paris, attention Pierre Benaich, tel. +33 1 44 43 74 11) and is also available from the internet at www.publicis.com.

8.     DESCRIPTION OF BCOM3

       For important business and financial information about Bcom3 see the Note d'Operation that is available upon request from Publicis Groupe S.A. (133, avenue des Champs Elysees, 75008 Paris, attention Pierre Benaich, tel. +33 1 44 43 74 11) and is also available from the internet at www.publicis.com.

FORWARD LOOKING INFORMATION
--------------------------------------------------------------------------------

This document contains certain "forward-looking statements" within the meaning of the provisions of the United States Private Securities Litigation Reform Act of 1995. These include statements regarding the anticipated closing date of the merger transaction, anticipated tax consequences and anticipated future operating results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated," "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." The factors that could cause actual results to differ materially from expected results include, but are not limited to, the factors set forth in Publicis's and Bcom3's filings with the Securities and Exchange Commission (SEC), delays in completing the merger, difficulties in integrating the Bcom3 companies with the Publicis divisions, changes in general economic conditions that may adversely affect the businesses in which Publicis and Bcom3 are engaged and changes in the securities markets. Readers are referred to Publicis's and Bcom3's most recent reports filed with the SEC.

ADDITIONAL INFORMATION

Publicis and Bcom3 have filed a proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission
(SEC). We urge investors to read the proxy statement/prospectus and any other relevant documents filed and to be filed with the SEC because these documents contain important information. Investors may obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, investors may obtain documents filed with the SEC by Publicis free of charge by directing a request to Publicis at 133, avenue des Champs Elysees, 75008 Paris, France. Investors may obtain documents filed with the SEC by Bcom3 free of charge by directing a request to Bcom3 at 35 West Wacker Drive, Chicago, IL 60601.

Bcom3 and its directors, executive officers and certain other members of Bcom3 management and employees may be soliciting proxies from Bcom3 shareholders in connection with the merger. Information concerning the participants in the proxy solicitation is set forth in the Annual Report on Form 10-K of Bcom3 for the year ended December 31, 2001. Information concerning the participants in the proxy solicitation is also set forth in the proxy statement/prospectus.